                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 11)

                   Under the Securities Exchange Act of 1934

                               Forum Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Without Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   349841304
                                 --------------
                                 (CUSIP Number)

                              Forum Holdings, L.P.
                         4200 Texas Commerce Tower West
                                 2200 Ross Ave.
                              Dallas, Texas  75201
                         Attention:  Robert A. Whitman
                                 (214) 220-4900
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, New York
                                 (212) 326-3939

                               November 29, 1994
                   ------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   349841304                 Page   2   of   19   Pages
           -------------                    -----     -----
================================================================================

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Forum Holdings, L.P.
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a [_]
                                                                         b [X]

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

                WC
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or (e)                                                [_]

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
- --------------------------------------------------------------------------------
            7  SOLE VOTING POWER
                        0
          ----------------------------------------------------------------------
NUMBERS OF  8  SHARED VOTING POWER
  SHARES                16,839,550
BENEFICIAL----------------------------------------------------------------------
LY OWNED    9  SOLE DISPOSITIVE POWER
 BY EACH                8,419,775
REPORTING ----------------------------------------------------------------------
  PERSON    10 SHARED DISPOSITIVE POWER
   WITH                 0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   16,839,550
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   74.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                   PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   349841304                 Page   3   of   19   Pages
           -------------                    -----     -----
================================================================================

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HRP Management II, Ltd.
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a [_]
                                                                         b [X]

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

                00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or (e)                                                [_]

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
- --------------------------------------------------------------------------------
            7  SOLE VOTING POWER
                        0
          ----------------------------------------------------------------------
NUMBERS OF  8  SHARED VOTING POWER
  SHARES                16,839,550
BENEFICIAL----------------------------------------------------------------------
LY OWNED    9  SOLE DISPOSITIVE POWER
 BY EACH                8,419,775
REPORTING ----------------------------------------------------------------------
 PERSON     10 SHARED DISPOSITIVE POWER
  WITH                  0
          ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        16,839,550
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        74.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
                        PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
================================================================================
CUSIP  No.   349841304                 Page   4   of   19   Pages
           -------------                    -----     -----
================================================================================

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HH Genpar Partners
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a [_]
                                                                         b [X]

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

                00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or (e)                                                [_]

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
- --------------------------------------------------------------------------------
            7  SOLE VOTING POWER
                        0
          ----------------------------------------------------------------------
NUMBERS OF  8  SHARED VOTING POWER
  SHARES                16,839,550
BENEFICIAL----------------------------------------------------------------------
LY OWNED    9  SOLE DISPOSITIVE POWER
 BY EACH                8,419,775
REPORTING ----------------------------------------------------------------------
  PERSON    10 SHARED DISPOSITIVE POWER
   WITH                 0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,839,550
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                74.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
================================================================================
CUSIP  No.   349841304                 Page   5   of   19   Pages
           -------------                    -----     -----
================================================================================

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Hampstead Associates, Inc.
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a [_]
                                                                         b [X]

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
                00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or (e)                                                [_]

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
- --------------------------------------------------------------------------------
            7  SOLE VOTING POWER
                        0
          ----------------------------------------------------------------------
NUMBERS OF  8  SHARED VOTING POWER
  SHARES                16,839,550
BENEFICIAL----------------------------------------------------------------------
LY OWNED    9  SOLE DISPOSITIVE POWER
 BY EACH                8,419,775
REPORTING ----------------------------------------------------------------------
  PERSON    10 SHARED DISPOSITIVE POWER
   WITH                 0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,839,550
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                74.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
================================================================================
CUSIP  No.   349841304                 Page   6   of   19   Pages
           -------------                    -----     -----
================================================================================

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                RAW Genpar, Inc.
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a [_]
                                                                         b [X]

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
                00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or (e)                                                [_]

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
- --------------------------------------------------------------------------------
            7  SOLE VOTING POWER
                        0
          ----------------------------------------------------------------------
NUMBERS OF  8  SHARED VOTING POWER
  SHARES                16,839,550
BENEFICIAL----------------------------------------------------------------------
LY OWNED    9  SOLE DISPOSITIVE POWER
 BY EACH                8,419,775
REPORTING ----------------------------------------------------------------------
  PERSON    10 SHARED DISPOSITIVE POWER
   WITH                 0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,839,550
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                74.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
================================================================================
CUSIP  No.   349841304                 Page   7   of   19   Pages
           -------------                    -----     -----
================================================================================

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                InCap, Inc.
- --------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a [_]
                                                                         b [X]

- --------------------------------------------------------------------------------
    3     SEC USE ONLY

- --------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
                00
- --------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or (e)                                                [_]

- --------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
- --------------------------------------------------------------------------------
            7  SOLE VOTING POWER
                        0
          ----------------------------------------------------------------------
NUMBERS OF  8  SHARED VOTING POWER
  SHARES                16,839,550
BENEFICIAL----------------------------------------------------------------------
LY OWNED    9  SOLE DISPOSITIVE POWER
 BY EACH                8,419,775
REPORTING ----------------------------------------------------------------------
  PERSON    10 SHARED DISPOSITIVE POWER
   WITH                 0
- --------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,839,550
- --------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]

- --------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                74.8%
- --------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 11 amends and supplements the Statement on Schedule 13D filed on February 11, 1993 (as heretofore amended and supplemented, the "Schedule 13D"), by Forum Holdings, L.P., a Texas limited partnership, and Investors Genpar, Inc., a Delaware corporation. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

          On November 29, 1994, Forum Holdings entered into an agreement to purchase one-half of the shares of Common Stock and Investor Warrants beneficially owned by Healthcare in a privately negotiated transaction (the "November Healthcare Stock Purchase"). Of the 2,292,056 shares of Common Stock and Investor Warrants beneficially owned by Healthcare, Forum Holdings individually agreed to purchase 1,146,028 shares of and 50% of the Investor Warrants (of which 576 Investor Warrants are currently exercisable for a nominal exercise price) for $8,169,553.50. The funds required by Forum Holdings for the transaction were obtained from the working capital of Forum Holdings. AFG agreed to purchase the other half of Healthcare's Common Stock and Investor Warrants.

          On November 23, 1994, Forum Holdings also agreed to purchase a total of 205,000 shares of Common Stock from McDonald & Company in a privately negotiated transaction at an aggregate purchase price of $1,460,625. The funds required therefor were obtained from the working capital of Forum Holdings. Apollo also agreed to purchase 205,000 shares of Common Stock from McDonald & Company.

Item 4.  Purpose of Transaction.
         ----------------------

          Item 4 is hereby amended by adding the following at the end of the second paragraph thereof:

     Forum Holdings' principal purpose in consummating the transactions referred to in Item 3 of this Amendment No. 11 was to take advantage of what it perceived as an attractive investment opportunity pursuant to which it was able to increase its equity interest in the Company.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 is hereby amended and restated in its entirety as follows:

          The responses to Items 3, 4 and 6 are incorporated herein by this reference.

          Forum Holdings has previously been informed that 4,984 shares of Common Stock have been issued pursuant to the Plan of Reorganization since the closing of Forum Holdings' initial investment in shares of Common Stock. As a result of the issuance of such shares and the transactions referred to in Item 3 of this Amendment No. 11, Forum Holdings and Apollo are each presently entitled to purchase 2,880 shares of Common Stock for nominal consideration upon exercise of the Investor Warrants. Forum Holdings has also been informed that immediately following such transactions, Apollo beneficially owned 8,419,775 shares of Common Stock (including 2,880 shares presently purchasable upon exercise of the Investor Warrants), or 37.4% of the total number of shares of Common Stock then outstanding. Immediately following such transactions, Forum Holdings was the direct beneficial owner of 8,419,775 shares of Common Stock (including 2,880 shares presently purchasable upon exercise of the Investor Warrant), or 37.4% of the total number of shares of Common Stock then outstanding. By reason of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to be the beneficial owners of all such shares beneficially owned by Forum Holdings. As a result of the Shareholders' Agreement, Forum Holdings and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 16,839,550 shares of Common Stock beneficially owned by Forum Holdings and Apollo in the aggregate following the transactions referred to in Item 3 of this Amendment No. 11, or 74.8% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 22,505,869 shares of Common Stock outstanding (which number includes the 5,760 shares of Common Stock presently issuable upon exercise of the Investor Warrants). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by Apollo for information regarding Apollo and its ownership of shares of Common Stock.)

          As a result of provisions of the Shareholders' Agreement described in
     Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all of the 16,839,550 shares of Common Stock owned by Forum Holdings and Apollo. The Reporting Persons have sole power to dispose or direct the disposition of 8,419,775 shares of Common Stock.

          Except as otherwise disclosed in this Statement, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Forum Holdings Warrant or any other Investor Warrants.

          Except as otherwise disclosed in this Statement, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer
        --------------------------------------------------------

     Item 6 is hereby amended by adding the following immediately prior to the last paragraph thereof:

     Forum Holdings been has informed that following the November Healthcare Stock Purchase, Healthcare owned no shares of Common Stock, and that Healthcare relinquished all rights and obligations under the Shareholders' Agreement and the Registration Rights Agreement and was no longer deemed to be an "Investor" as used in the above description of the Shareholders' Agreement and the Registration Rights Agreement. Accordingly, commencing November 29, 1994 and at all times prior to the 1996 Annual Meeting, the Board of Directors of the Company will consist of eleven persons: (i) three persons nominated by Apollo,
(ii) three persons nominated by Forum Holdings, and (iii) five persons acceptable to each of Forum Holdings and Apollo. William G. Petty, Jr., Healthcare's representative to the Board of Directors of the Company, tendered his resignation as a member of the Board of Directors on November 29, 1994.

     Certificates representing the shares of Common Stock purchased by Forum Holdings in the transactions referred to in Item 3 of this Amendment No. 11 will be held by a third party on behalf of Forum Holdings pending compliance by Forum Holdings with certain legal requirements.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------
         Exhibit 1 - Stock Purchase Agreement*
         Exhibit 2 - Agreement in Principle*
         Exhibit 3 - April 13th Letter Agreement*
         Exhibit 4 - April 18th Letter Agreement*
         Exhibit 5 - Acquisition Agreement*
         Exhibit 6 - June 4th Ruling*
         Exhibit 7 - June 6th Agreement*
         Exhibit 8 - June 14th Agreement*
         Exhibit 9 - Forum Holdings Warrant*
         Exhibit 10 - Registration Rights Agreement*
         Exhibit 11 - Shareholders' Agreement*
         Exhibit 12 - Powers of Attorney*
         Exhibit 13 - October Stock Purchase Agreement*
         Exhibit 14 - Purchase Agreement and Waiver with
                      Healthcare

- ------------
*  Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

     Dated:  November 30, 1994.
                                    FORUM HOLDINGS, L.P.


                                    By: /s/ Robert A. Profusek
                                        ----------------------
                                        Robert A. Profusek,
                                        Attorney-in-Fact*

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

     Dated:  November 30, 1994.
                                    HRP MANAGEMENT II, LTD.


                                    By: /s/ Robert A. Profusek
                                        ----------------------
                                        Robert A. Profusek,
                                        Attorney-in-Fact**








- ---------------------
* Pursuant to a Power of Attorney executed on behalf of Forum Holdings, L.P. and filed previously as Exhibit 12 hereto.

** Pursuant to a Power of Attorney executed on behalf of HRP Management II, Ltd. and filed previously as Exhibit 12 hereto.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., Hampstead Associates, Inc., RAW Genpar, Inc. and InCap, Inc.

     Dated:  November 30, 1994.
                                    HH GENPAR PARTNERS


                                    By: /s/ Robert A. Profusek
                                        ----------------------
                                        Robert A. Profusek,
                                        Attorney-in-Fact*


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, RAW Genpar, Inc. and InCap, Inc.

     Dated:  November 30, 1994.


                                    HAMPSTEAD ASSOCIATES, INC.



                                    By: /s/ Robert A. Profusek
                                        ----------------------
                                        Robert A. Profusek,
                                        Attorney-in-Fact**










- --------------------
* Pursuant to a Power of Attorney executed on behalf of HH Genpar Partners and filed previously as Exhibit 12 hereto.

** Pursuant to a Power of Attorney executed on behalf of Hampstead Associates, Inc. and filed previously as Exhibit 12 hereto.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc. and InCap, Inc.

     Dated:  November 30, 1994.


                                    RAW GENPAR, INC.



                                    By: /s/ Robert A. Profusek
                                        ----------------------
                                        Robert A. Profusek,
                                        Attorney-in-Fact*


                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively with Forum Holdings, L.P., HRP Management II, Ltd., HH Genpar Partners, Hampstead Associates, Inc. and RAW Genpar, Inc.

     Dated:  November 30, 1994.


                                    INCAP, INC.



                                    By: /s/ Robert A. Profusek
                                        -----------------------
                                        Robert A. Profusek,
                                        Attorney-in-Fact**








- --------------------
* Pursuant to a Power of Attorney executed on behalf of RAW Genpar, Inc. and filed previously as Exhibit 12 hereto.

** Pursuant to a Power of Attorney executed on behalf of InCap, Inc. and filed previously as Exhibit 12 hereto.

                               INDEX TO EXHIBITS
                               -----------------

                                                             Pagination
                                                            by Sequential
                                                              Numbering
     Exhibit                    Description                     System
     -------                    -----------                 -------------
        1            Stock Purchase Agreement                     *

        2            Agreement in Principle                       *

        3            April 13th Letter Agreement                  *

        4            April 18th Letter Agreement                  *

        5            Acquisition Agreement                        *

        6            June 4th Ruling                              *

        7            June 6th Agreement                           *

        8            June 14th Agreement                          *

        9            Forum Holdings Warrant                       *

       10            Registration Rights Agreement                *

       11            Shareholders' Agreement                      *

       12            Powers of Attorney                           *

       13            October Stock Purchase                       *
                     Agreement

       14            Purchase Agreement and Waiver               15
                     with Healthcare

- --------------------
*  Previously filed.